November 23, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549

Re:	Aravive, Inc.
Registration Statement on Form S-3
File No. 333-268471 Request For Acceleration

Ladies and Gentlemen:

Aravive, Inc. (the “Registrant”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-268471), be accelerated by the U.S. Securities and Exchange Commission to Monday, November 28, 2022 at 4:00 p.m., Eastern Time, or as soon as reasonably practicable thereafter.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes its counsel, Leslie Marlow, Esq. and Patrick J. Egan, Esq. of Blank Rome LLP, to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (212) 885-5358 or Mr. Egan at (212) 885-5346 with any questions you may have concerning this request, and please notify either Ms. Marlow or Mr. Egan when this request for acceleration has been granted.

Very truly yours,

Aravive, Inc.

By:	/s/ Gail McIntyre
Name: Gail McIntyre
Title: Chief Executive Officer

cc:	Leslie Marlow, Esq., Blank Rome LLP
Patrick J. Egan, Esq., Blank Rome LLP